

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2022

Matt Kelpy
Chief Accounting Officer
NVR, Inc.
11700 Plaza America Drive
Suite 500
Reston, Virginia, 20190

> **Re: NVR Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2022**
> **File No. 001-12378**

Dear Matt Kelpy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program